Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

November 29, 2019

Re:	Future Labs V, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
File No. 024-11065

Dear Mr. Spirgel:

On behalf of Future Labs V, Inc. dba “Graze Mowing” (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00, Eastern Time, on Tuesday, December 3, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ John Vlay

John Vlay

Chief Executive Officer

Future Labs V, Inc.